UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Verus International Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

94762 T 10 7

(CUSIP Number)

Neil I. Jacobs, Esq.

355 Lexington Avenue, 6th Floor

New York, NY 10017

(212) 233-1480

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

February 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 94762T107	Page 2 of 8

1.		NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ARJ Consulting, LLC EIN: 27-3612189
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

925,925,925
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

925,925,925

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

925,925,925 beneficially owned by ARJ
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP NO. 94762T107	Page 3 of 8

1.		NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

Andrew C. Garnock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS (See Instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

23,000,000
	8.	SHARED VOTING POWER

949,071,993
	9.	SOLE DISPOSITIVE POWER

23,000,000
	10.	SHARED DISPOSITIVE POWER

949,071,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,000,000 by Andrew C. Garnock, 146,068 by his wife Rochelle Rabenou – Garnock, 925,925,925 by ARJ Consulting
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%, 0.001%, 38.1%
14.	TYPE OF REPORTING PERSON

IN

CUSIP NO. 94762T107	Page 4 of 8

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.001 par value per Share (the “Common Stock”) of Verus International, Inc., a Delaware corporation (the “Issuer”). The Issuer has announced plans to change the par value of the Common Stock as set forth in greater detail under Item 3 below. The address of the principal executive offices of the Issuer is 9841 Washingtonian Blvd., Suite 390, Gaithersburg, MD 20878.

Item 2.	Identity and Background

(a) – (c). This statement is filed by a New York limited liability company, ARJ Consulting, LLC (“ARJ”) whose principal office is at 1188 Willis Avenue, #821, Albertson, NY 11507 and by Andrew C. Garnock, an individual with a business address at 1188 Willis Avenue, #821, Albertson, NY 11507 (“Garnock”), who is the sole member and sole manager of ARJ. By virtue of such status, Garnock is deemed to beneficially own all of ARJ’s shares of Common Stock. Additionally, Garnock owns 23,000,000 shares of Common Stock in his individual capacity, and his wife, Rochelle Rabenou - Garnock, owns 146,068 shares of Common Stock in her individual capacity. Both ARJ and Garnock are in the business of managing their own investments.

(d) – (f). Neither ARJ nor any principal thereof, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer’s Common Stock in the within-described Transaction was the corporate funds of ARJ. The aggregate funds used by ARJ to make the purchase were approximately $1,250,000. Garnock used personal funds to acquire the 23,000,000 shares of Issuer Common Stock owned by him individually, and his wife used her personal funds to acquire the 146,068 shares of Issuer Common Stock owned by her.

Item 4.	Purpose of Transaction

ARJ has acquired the Issuer’s Common Stock in the within-described transaction (“Transaction”)for investment purposes, and such purchase has been made in ARJ’s ordinary course of business. The purchase in the Transaction was made in a private transaction away from the market, the shares os Issuer Common Stock owned by Garnock and his wife individually were made in open-market transcations. The Transaction was made pursuant to a Securities Purchase Agreement (“SPA”), dated February 8, 2019, a Convertible Promissory Note (“Note”) of even date, a Warrant (“Warrant”) of even date and a Registration Rights Agreement (“RRA”) of even date, all by and between the same parties. ARJ is not acting as part of a “group” as defined under Rule 13d-5(b). The SPA contains no arrangements granting ARJ any rights of representation on or election to Issuer’s board of directors.

CUSIP NO. 94762T107	Page 5 of 8

The Note is in the original principal amount of $1,250,000.00, and bears interest at the rate of 8% per annum, payable on the six (6) month anniversary thereof and at maturity (November 8, 2019). The principal balance of the Note is convertible into Common Stock at a variable rate which is ten percent (10%) less than the lowest daily price of Common Stock for the 30 days immediately preceding conversion. The Note is convertible at any time after the “Recapitalization”, as defined in Item 5 herein, but is subject to being exercised in minimum amounts of 25% of its then-current principal balance. The conversion of the Note may be subject to a cap of 9.9% of the Issuer’s total outstanding Common Stock, which cap is invocable by the holder in its discretion. Similarly, conversion may not be effectuated if Holder has, in the preceding 30 days, sold more than ten percent (10%) of the total 30 day trading volume of the Common Stock. The shares issuable upon conversion of the Note are subject to anti-dilution protection. As of the date of issuance, and assuming the “Recapitalization”, as defined in Item 5 herein, takes place, the Note would have been convertible into 925,925,925 shares of Common Stock at issuance.

The Warrant is exercisable to purchase an aggregate of up to 925,925,925 shares of Common Stock for a period of three (3) years. The exercisability of the Warrant and its exercise price is tied in to conversion of the Note; i.e, to the extent the Note is converted, in whole or in part, an equal number of shares of Common Stock become purchasable under the Warrant and at the same exercise price as the conversion price of the Note. The Warrant is subject to cashless exercise if the Issuer is in default of certain of its obligations under the RRA. The RRA provides for the Issuer to file, obtain effectiveness for and maintain effective one (1) or more registration statements.

The foregoing descriptions of the SPA, Note, Warrant and RRA are qualified in their entirety by reference to the full text of such documents which are attached as Exhibits 99.1 through 99.4 hereto and are incorporated herein by this reference.

Neither ARJ nor Garnock does, at present, seek control of the Issuer and ARJ has acquired the Common Stock for investment purposes. In pursuing such investment purposes, ARJ may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as it deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, ARJ routinely monitors the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, its liquidity requirements and other investment considerations. Consistent with its investment research methods and evaluation criteria, ARJ may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, ARJ’s modifying its ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 94762T107	Page 6 of 8

ARJ and Garnock each reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. ARJ and Garnock may, at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.	Interest in Common Stock of the Issuer

(a) and (b). At present, the Issuer’s authorized common stock consists of 1,500,000,000 shares of common stock, par value of $.001 per share, and certain preferred shares. The Issuer has filed a Definitive Information Circular with the Commission, dated January 31, 2019, indicating that it has received shareholder assent to amend its certificate of incorporation to increase the number of authorized shares of Common Stock from 1,500,000,000 to 7,500,000,000 and to change its par value from $.001 to $.000001 per share. Except as otherwise specifically stated herein, all references herein to ARJ’s ownership of Issuer common stock assume the filing of such Amendment, which has not taken place yet (the “Recapitalization”). Absent such amendment, the Note is not convertible, the Warrant is not exercisable, and ARJ’s entire position in Issuer Common Stock is zero and Garnock’s entire position in Issuer Common Stock is 24,146,068 shares of Common Stock of which Garnock owns 24,000,000 of such shares and his wife, Rochelle Rabenou - Garnock, owns 146,068 shares of Issuer Common Stock. The within calculations of percentages of Issuer Common Stock owned are based on the assumption of an aggregate of 2,425,925,925 shares of Common Stock being. That number is the sum of the total current number of shares of Issuer Common Stock outstanding, (1,500,000,000) plus the 925,925,925 shares tahtw ould be owned by ARJ assumnming both conversion in full of the Note and the Recapitalization taking place. Garnock shares voting control over ARJ’s shares with ARJ. He retains sole dispositive and voting power over the 24,000,000 shares of Common Stock owned by him, and his wife retains sole voting and dispositive power over the 146,068 shares of Common Stock owned by her.

Assuming the Recapitalization becomes effective, the Reporting Persons would collectively beneficially own effective as of the date hereof 950,071,993 shares of Common Stock, consisting of 925,925,925 shares underlying the Note, 24,000,000 shares held by Garnock and 146,068 shares held by Rochelle Rabenou-Garnock. Based on 2,425,925,925 shares outstanding (see immediately preceding paragraph), such beneficial ownership would constitute 38.1% of the shares of Common Stock outstanding. The Warrant would not be exercisable since exercise of the Warrant is subject to a cap of 9.9% of the Issuer’s total outstanding Common Stock.

CUSIP NO. 94762T107	Page 7 of 8

(c) In the 60 days prior to this filing, neither ARJ nor Garnock has acquired any Issuer Common Stock in the open market.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Common Stock of the Issuer

Neither ARJ nor Garnock has any understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which have not been described above.

Item 7.	Material to Be Filed as Exhibits

Exh. 99.1	Securities Purchase Agreement, dated February 8, 2019, by and between ARJ Consulting LLC and Verus International Inc.

Exh. 99.2	Convertible Promissory Note, dated February 8, 2019, made by Verus International Inc. and payable to ARJ Consulting LLC.

Exh. 99.3	Warrant, dated February 8, 2019, made by Verus International Inc. in favor of ARJ Consulting LLC.

Exh. 99.4	Registration Rights Agreement, dated February 8, 2019, by and between Verus International Inc. and ARJ Consulting LLC.

CUSIP NO. 94762T107	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARJ CONSULTING, LLC

Dated: February 19, 2019	By:	/s/ Andrew C. Garnock
Andrew C. Garnock, Manager

Dated: February 19, 2019		/s/ Andrew C. Garnock
Andrew C. Garnock